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Harper Macaw

Chocolate Shop

Washington, DC
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Harper Macaw is seeking investment to open a chocolate factory and cafe.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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Who We Are

Harper Macaw is an existing craft chocolate maker located in NE DC. Harper Macaw has a large following of loyal customers local to the D.C. area and is well known throughout all of the DMV areas. They have worked closely with many of D.C.'s most popular and trendy hotels, restaurants, retailers, grocers, and markets. (Glens, Shop made in DC, AKA White house, The Rosewood, Hilton Canopy, The Batley) Harper Macaw has shelf space in the Whole Foods mid-Atlantic region and has even provided chocolate for the CBS White House correspondent's dinner 4 years in a row. Harper Macaw was one of the first retailers to be brought onto the new District Wharf project with a two-year run pop-up retail shop. Harper Macaw has been featured in the Washington Post, the Washingtonian, Thrillist, NPR's The Salt, and more recently Martha Stewart's chocolate gift guide and named D.C.s best chocolate by The Daily Meal, as well as Food & Wines 50 Best Chocolate makers in the USA. Harper Macaw also holds 5 silver medals from the 2018 international chocolate awards Americas category and 3 Bronze medals from the world category.

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THE TEAM
Matt Dixon
Owner & Head Chocolate Maker/Confectioner

Matt is an Annapolis MD born and raised food professional. He is a Culinary Institute of America alumni with a passion for chocolate, pastry, bread, and trying to create a better world for all. Matt loves combining flavors no one expects and watching the look of awe and enjoyment on people's faces. Matt came to the original Harper Macaw after taking a tour and plenty of chocolate home with him was inspired by the flavors of the Brazilian Cacao and the company's commitment to world change and the environment, a week later he began working for the original owners of Harper Macaw. Matt has over 16 years of experience working in the food and service industry. He has been working in the craft chocolate industry for 6 years and had been Head chocolate maker and production manager of Harper Macaw for 2 years before purchasing it with Samuel in 2018. During his time at the CIA Matt was a group leader elected by his peers and worked for Bryan Voltaggio's Range in Chevy Chase where he made bread, pastries, plated desserts, fresh ice creams, sorbets and a spread of confections. He finished out his degree as the head confectioner for the CIA's Bocuse restaurant.

Samuel Carvalho
Owner & Sales/Fulfillment Operations Manager

Samuels history in the chocolate industry begins with his grandfather, a Brazillian former cacao producer in the 80s. He grew up in one of the biggest Cacao producing regions in Brazil, Bahia where Harper Macaw sources a large percentage of its Cacao. Samuel came to Harper Macaw after learning of their Brazilian heritage and commitment to environmental change, after one tour he knew he had to get involved. Samuel sees the craft chocolate industry as a way to promote economic development with sustainable practices. He holds a Bachelor's degree in economics and a Master's degree in business management. Samuel has worked with nonprofit organizations helping small business owners grow their enterprises and meet their goals. He has helped more than 100 entrepreneurs to flourish their businesses and impact the local economy.

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OUR MISSION

To turn chocolate into a force for rainforest conservation.

Direct Trade: We travel to all of our sources in Brazil to get to know their practices intimately. We purchase beans directly to ensure farms are properly compensated for their attention to detail. We pay 15x the fair trade premium.
Precision: State of the art tech and traditional European methods develop chocolate with delectable flavor, texture, and aroma.
Conservation: We see the potential for cacao agroforestry and private reserves to facilitate large-scale tropical reforestation.
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INTENDED USE OF FUNDS

After losing our initial brick and mortar strategy to the pandemic in 2020, we pivoted exclusively to e-commerce and wholesale. Now, we're excited to re-open to a brick and mortar chocolate factory and cafe. Funds will be used to build out the space, secure new equipment, pursue new marketing channels, and keep operating capital on hand. Our vision is to bring the full Harper Macaw experience under one roof:

Tours of the chocolate factory
Cafe with coffee, baked goods, and chocolates
Retail to shop all products
Events and live music
Continue to bolster wholesale/e-commerce efforts
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OUR VISION & FOCUS ON SUSTAINABILITY

Brazil's Atlantic Forest, one of Earth's top biodiversity hotbeds, is 90% gone. This is the planet's second most threatened biozone, and it's richest zone is also the focal point of Brazil's cacao industry. We believe that an innovative approach is needed to protect this land.

We pay our sources above market rate for cacao
Materials like chocolate wrappers and coffee cups are all biodegradable
We reinvest in rainforest conservation by partnering with organizations like the Rainforest Trust, Instituto Uiracu, and the American Bird Conservancy.
One day, we aim to become a B Corp
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2018

Matt and Sam took over Harper Macaw's operations from its original owners

JANUARY 2020

Opened first brick and mortar location in Georgetown

MARCH 2020

Pivoted to e-commerce only in wake of the COVID-19 pandemic, focusing on wholesale deals like Whole Foods

MARCH 2022

Started capital raise to open a new brick and mortar in Washington, DC

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CHOCOLATE BARS IN THE WILD
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OUR TEAM AND PRODUCTS
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PRESS
The Best Chocolate in America

50 of the finest chocolate makers and chocolate shops across the country.

The Best Chocolate Shop in Every State

Washington, D.C.: Harper Macaw from The Best Chocolate Shop in Every State

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out of space $50,000
Mainvest Compensation $4,500
Operating Capital $20,500
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $531,264 $610,954 $672,049 $719,092 $755,047
Cost of Goods Sold $100,940 $116,081 $127,689 $136,627 $143,458
Gross Profit $430,324 $494,873 $544,360 $582,465 $611,589

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $294,480 $338,652 $372,516 $398,591 $418,520
Insurance $4,800 $4,920 $5,043 $5,169 $5,298
Equipment Lease $21,084 $21,611 $22,151 $22,704 $23,271
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $2,500 $2,562 $2,626 $2,691 $2,758
Operating Profit $30,460 $48,203 $61,127 $70,392 $76,752
This information is provided by Harper Macaw. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends March 7th, 2022
Summary of Terms
Legal Business Name DC Cacau LLC (DBA Harper Macaw)
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.4×
Business's Revenue Share 4%-13.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2029
Financial Condition
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Harper Macaw to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Harper Macaw operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Harper Macaw competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Harper Macaw's core business or the inability to compete successfully against other competitors could negatively affect Harper Macaw's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Harper Macaw's management or vote on and/or influence any managerial decisions regarding Harper Macaw. Furthermore, if the founders or other key personnel of Harper Macaw were to leave Harper Macaw or become unable to work, Harper Macaw (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Harper Macaw and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Harper Macaw is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Harper Macaw might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Harper Macaw is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Harper Macaw

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Harper Macaw's financial performance or ability to continue to operate. In the event Harper Macaw ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Harper Macaw nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Harper Macaw will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Harper Macaw is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Harper Macaw will carry some insurance, Harper Macaw may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Harper Macaw could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Harper Macaw's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Harper Macaw's management will coincide: you both want Harper Macaw to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Harper Macaw to act conservatively to make sure they are best equipped to repay the Note obligations, while Harper Macaw might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Harper Macaw needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Harper Macaw or management), which is responsible for monitoring Harper Macaw's compliance with the law. Harper Macaw will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Harper Macaw is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Harper Macaw fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Harper Macaw, and the revenue of Harper Macaw can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Harper Macaw to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Harper Macaw. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Harper Macaw isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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